UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39258

BTC Digital Ltd.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On August 4, 2025, BTC Digital Ltd. (the “Company”) issued a press release announcing that its previously announced extraordinary general meeting (the “Meeting”), originally scheduled for Monday, July 21, 2025, at 9:30 a.m. Eastern Time, has been further postponed to Friday, August 22, 2025, at 9:30 a.m. Eastern Time. There is no change to the physical location, record date, purpose, or any of the proposals to be acted upon at the Meeting. The Meeting was postponed due to the absence of a quorum.

In the press release, the Company and its Board of Directors urged shareholders to vote their shares FOR the important proposals set forth in the Company’s proxy statement for the Meeting, emphasizing the importance of having such votes tabulated in advance of the postponed Meeting. The Company subsequently issued a corrective press release on August 4, 2025, to remove a sentence that was included in error. Copies of both the corrected and original press releases are attached hereto as Exhibits 99.1 and 99.2, respectively. The press releases are qualified in their entirety by reference to the full text of such exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BTC Digital Ltd.

Date: August 4, 2025	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corrective Press Release
99.2	Press Release

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